# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,671,617; sole dispositive power 0; shared dispositive power 1,671,617; aggregate amount beneficially owned 1,671,617 (4.1% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,671,617; sole dispositive power 0; shared dispositive power 1,671,617; aggregate amount beneficially owned 1,671,617 (4.1% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,289,385; sole dispositive power 0; shared dispositive power 1,289,385; aggregate amount beneficially owned 1,289,385 (3.2% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,289,385; sole dispositive power 0; shared dispositive power 1,289,385; aggregate amount beneficially owned 1,289,385 (3.2% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 226,497; sole dispositive power 0; shared dispositive power 226,497; aggregate amount beneficially owned 226,497 (0.6% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 226,497; sole dispositive power 0; shared dispositive power 226,497; aggregate amount beneficially owned 226,497 (0.6% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,961,002; sole dispositive power 0; shared dispositive power 2,961,002; aggregate amount beneficially owned 2,961,002 (7.3% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,235,778; sole dispositive power 0; shared dispositive power 3,235,778; aggregate amount beneficially owned 3,235,778 (8% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,235,778; sole dispositive power 0; shared dispositive power 3,235,778; aggregate amount beneficially owned 3,235,778 (8% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,235,778; sole dispositive power 0; shared dispositive power 3,235,778; aggregate amount beneficially owned 3,235,778 (8% of the class)

## Item 1. Issuer
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, CO 80301

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held pre-funded warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 2,147,534 shares of the Issuer's Class A Common Stock, par value $0.0001 per share (the "Shares"). The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.0001 per Share and will not expire until exercised in full. The Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders and their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.9% of the number of Shares outstanding immediately after giving effect to such exercise (the "Pre-Funded Warrants Blocker"). As of the close of business on June 30, 2026, the Pre-Funded Warrants Blocker prohibits the exercise of any of the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on June 30, 2026, (i) BVF beneficially owned 1,671,617 Shares, excluding 1,148,281 Shares underlying the Pre-Funded Warrants held by it, (ii) BVF2 beneficially owned 1,289,385 Shares, excluding 838,393 Shares underlying the Pre-Funded Warrants held by it, and (iii) Trading Fund OS beneficially owned 226,497 Shares, excluding 129,243 Shares underlying the Pre-Funded Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,671,617 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,289,385 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 226,497 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,961,002 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 3,235,778 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 48,279 Shares held in the Partners Managed Account, which excludes 31,617 Shares underlying the Pre-Funded Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 3,235,778 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 3,235,778 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 40,395,480 Shares outstanding as of May 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.

As of the close of business on June 30, 2026, (i) BVF beneficially owned approximately 4.1% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.2% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 4.1% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.2% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 7.3% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 8.0% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on May 27, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/14/2026)